July 14, 2014

VIA EDGAR AND EMAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	CytoDyn Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 2, 2014

File No. 000-49908

Dear Mr. Riedler:

In accordance with the oral request made by Matthew Jones in his telephone conversation with Mary Ann Frantz, outside counsel for CytoDyn Inc. (the “Company”), this morning, the disclosure to be inserted by the Company in its definitive proxy statement to be filed on EDGAR in response to the Staff’s letter dated July 10, 2014, has been revised as follows:

“As of July 10, 2014, the Company had approximately 5.5 million shares of Common Stock remaining authorized for issuance in excess of outstanding shares and shares reserved for issuance upon the exercise or conversion of stock options, warrants and convertible securities. This number may increase to up to a total of about 13 million shares (absent the exercise of certain outstanding warrants or other stock issuances) in October 2014. The Company currently anticipates that it will need to raise additional capital in the fall of 2014 to fund ongoing research and development activities. Such financing may include the issuance or reservation for issuance of additional shares of Common Stock that may become available as a result of the Reverse Stock Split. The Company has not, however, entered into any contracts, arrangements or understandings with respect to any such capital-raising efforts, including the engagement of any investment bankers, or made any specific determinations as to the amount or terms of any such financing. Other than as disclosed in this proxy statement, the Company has no other specific plans, arrangements or understandings regarding the issuance of shares of Common Stock that may become available for issuance as a result of

CytoDyn Inc.  1111 Main Street, Suite 660, Vancouver, Washington 98660  T 360.980.8524  F 360.980.8549

Jeffrey P. Riedler

July 14, 2014

implementation of the Reverse Stock Split if Proposal 2 is approved by the Company’s shareholders at the Annual Meeting.”

The acknowledgments requested in the Staff’s July 10 letter were previously provided in the Company’s letter dated July 11, 2014.

If you have any additional questions, please contact the undersigned at (360) 980-8524 or Mary Ann Frantz of Miller Nash LLP at (503) 205-2552.

Sincerely,

/s/ Michael D. Mulholland

Michael D. Mulholland

Chief Financial Officer

cc: Mr. Matthew Jones

CytoDyn Inc.  1111 Main Street, Suite 660, Vancouver, Washington 98660  T 360.980.8524  F 360.980.8549